SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Prevention Insurance.com
(Name of Issuer)

COMMON STOCK, $0.01 Par Value Per Share
(Title of Class of Securities)

741375 10 9
(CUSIP Number)

Paragon Capital LP
110 East 59th Street, 29th Fl
New York, NY 10022
(212) 593-1600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2010
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Paragon Capital LP

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
246,428,571(1)
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
246,428,571(1)
(10) SHARED DISPOSITIVE POWER
0
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

246,428,571(1)

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

89.78%(1)

(14) TYPE OF REPORTING PERSON

PN

1. Reporting Person owns of record warrants to purchase up to 175,000,000 shares of common stock of the Issuer.  However, based on the Issuer’s Form 10-Q for the quarter ended July 31, 2010, there are 527,067 shares of common stock authorized but not outstanding.  Reporting Person has agreed to not exercise any warrants to the extent that issuance of shares resulting therefrom would require issuance of shares not currently authorized.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) of Prevention Insurance.com, whose principal executive offices are located at c/o Paragon Capital LP, 110 East 59th Street, 29th Fl., New York, NY 10022 (the “Issuer”).

 ITEM 2. IDENTITY AND BACKGROUND.

The name of the reporting person filing this statement is Paragon Capital LP hereinafter sometimes referred to as “Paragon” or the “Reporting Person.”  The Reporting Person’s principal office is 110 East 59th Street, 29th Floor, New York.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is formed in the state of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds for the securities of the Issuer beneficially owned by the Reporting Person were provided by working capital. See Item 6 below, incorporated by this reference in this item for a description of the transactions and the amount of funds for each transaction.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transactions described herein, by the Reporting Person was to acquire control of the Issuer and to provide the Issuer with working capital.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns 71,428,571 shares of Common Stock of the Issuer and warrants to purchase an aggregate of 175,000,000 shares of Common Stock of the Issuer (the “Securities”), representing 89.78% of the outstanding shares of common stock of the Issuer. The Reporting Person has agreed to not exercise any warrants to the extent that issuance of shares resulting therefrom would require issuance of shares not currently authorized.

The Reporting Person has the sole right to vote and dispose, or direct the disposition of the Securities.

On December 31, 2007, pursuant to the terms of a Stock Purchase Agreement (the “December 2007 Purchase Agreement”), Paragon purchased a total of 71,428,571 shares of the Common Stock of the Issuer for an aggregate of $250,000 in cash.  Paragon acquired the shares for the purpose of acquiring control of the Issuer.  Such shares were purchased with funds provided by Paragon.

On April 30, 2008, pursuant to the terms of a Securities Purchase Agreement, dated as of April 30, 2008 (the “April 2008 Agreement”), in exchange for an advance to the Issuer for an aggregate amount equal to $10,000, the Company issued fully vested warrants to purchase an aggregate of 10,000,000 shares of the Issuer’s Common Stock (the "April 2008 Warrant") to the Reporting  Paragon.  The warrants were exercisable over a three year period at an exercise price of $0.01 each. On March 8, 2010, the Issuer, Paragon and a third party entered into an agreement (the “Agreement”) pursuant to which Paragon transferred ownership of the April 2008 Warrant.

On August 29, 2008, the Company issued 20,000,000 fully vested warrants to Paragon for consideration of $20,000, pursuant to a Securities Purchase Agreement dated August 29, 2008 (the “August 2008 Purchase Agreement”).  The warrants are exercisable over a three year period at $0.01 each to purchase 20,000,000 shares of common stock.

On October 8, 2008, the Company issued 10,000,000 fully vested warrants to Paragon for consideration of $10,000, pursuant to a Securities Purchase Agreement dated October 8, 2010 (the “October 2008 Purchase Agreement”).  The warrants are exercisable over a three year period at $0.005 each to purchase 10,000,000 shares of common stock.

On June 8, 2009, the Company issued 15,000,000 fully vested warrants to Paragon for consideration of $15,000, pursuant to a Securities Purchase Agreement, dated June 8, 2009 (the “June 2009 Purchase Agreement”).  The warrants are exercisable over a three year period at $0.005 each to purchase 15,000,000 shares of common stock.

 On May 29, 2009, the Company issued 15,000,000 fully vested warrants to Paragon for consideration of $15,000, pursuant to a Securities Purchase Agreement, dated May 29, 2009 (the “May 2009 Purchase Agreement”).  The warrants are exercisable over a three year period at $0.005 each to purchase 15,000,000 shares of common stock.

On December 31, 2009, the Company issued 75,000,000 fully vested warrants to Paragon for consideration of $75,000, pursuant to a Securities Purchase Agreement dated December 31, 2009 (the “December 2009 Purchase Agreement”) .  The warrants are exercisable over a three year period at $0.005 each to purchase 75,000,000 shares of common stock.

On June 4, 2010, pursuant to a Securities Purchase Agreement, dated June 4, 2010 (the “June Purchase Agreement”), in exchange for an advance to the Issuer for an aggregate amount equal to $20,000 the Company issued 20,000,000 fully vested warrants to Paragon.  The warrants are exercisable over a three year period at $0.005 each to purchase 20,000,000 shares of common stock.

On November 4, 2010, pursuant to a Securities Purchase Agreement, dated November 4, 2010 (the “November Purchase Agreement”), in exchange for an advance to the Issuer for an aggregate amount equal to $20,000 the Company issued 20,000,000 fully vested warrants to Paragon.  The warrants are exercisable over a three year period at $0.005 each to purchase 20,000,000 shares of common stock.

 Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities beneficially owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the agreements described in Item 5 are incorporated herein by reference.  Such descriptions are intended to be a summary only and are qualified in their entirety by the terms and conditions of each referenced agreement.

The December 2007 Purchase Agreement is filed as Exhibit 2.1 to the Issuer’s Form 8-K filed on January 3, 2008 and incorporated herein by this reference.

The April 2008 Agreement and April 2008 Warrant is filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on May 28, 2008 and incorporated herein by this reference. The Agreement is filed as Exhibit 10.1 to the Issuer’s Form 10-Q filed on March 12, 2010 and incorporated herein by this reference.

The August 2008 Purchase Agreement and related warrant are filed as Exhibit 10.2 to the Issuer’s Form 10-Q filed on September 18, 2008 and incorporated herein by this reference.

The October 2008 Purchase Agreement and related warrant are filed as Exhibit 10.4 to the Issuer’s Form 10-Q filed on December 15, 2008.

The May 2009 Purchase Agreement and related warrant are filed as Exhibits 4.1 and 10.1, respectively, to the Issuer’s Form 8-K filed on June 3, 2009.

The December 2009 Purchase Agreement and related warrant are filed as Exhibits 4.1 and 10.1, respectively, to the Issuer’s Form 8-K filed on January 6, 2010 and incorporated herein by this reference.

The June Purchase Agreement and related warrant are filed as Exhibits 10.1 and 4.1, respectively, to the Issuer’s Form 10-K filed on August 16, 2010 and incorporated herein by this reference.

The November Purchase Agreement and related warrant are filed as Exhibits 10.1 and 4.1, respectively, to the Issuer’s Form 8-K filed on November 8, 2010 and incorporated herein by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.:	Description:
4.1	Warrant, dated April 30, 2008, filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on May 28, 2008 and incorporated herein by this reference.
4.2	Warrant, dated August 29, 2008, filed as Exhibit 10.2 to the Issuer’s Form 10-Q filed on September 18, 2008 and incorporated herein by this reference.
4.3	Warrant, dated October 8 2008, filed as Exhibit 10.4 to the Issuer’s Form 10-Q filed on September 18, 2008 and incorporated herein by this reference.
4.4	Warrant, dated May 29, 2009, filed as Exhibit 4.1 to the Issuer’s Form 8-K filed on June 3, 2009 and incorporated herein by this reference.
4.5	Warrant, dated December 31, 2009, filed as Exhibit 4.1 to the Issuer’s Form 8-K filed on January 6, 2010 and incorporated herein by this reference.
4.6	Warrant, dated June 4, 2010, from the Issuer to Paragon filed as Exhibit 4.1 to the Issuer’s Form 10-K filed on August 16, 2010 and incorporated herein by this reference.
4.7	Warrant, dated November 4, 2010, from the Issuer to Paragon filed as Exhibit 4.1 to the Issuer’s Form 8-K filed on November 8, 2010 and incorporated herein by this reference.
10.1	April 2008 Agreement, filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on May 28, 2008 and incorporated herein by this reference.
10.2	August 2008 Purchase Agreement, filed as Exhibit 10.2 to the Company Form 10-Q filed on September 18, 2008 and incorporated herein by this reference.
10.3	October 2008 Purchase Agreement, filed as Exhibit 10.4 to the Issuer’s Form 10-Q filed on September 18, 2008 and incorporated herein by this reference.
10.4	May 2009 Purchase Agreement, filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on June 3, 2009 and incorporated herein by this reference.
10.5	December 2009 Purchase Agreement, filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on January 6, 2010 and incorporated herein by this reference.
10.6	Agreement, dated March 8, 2010, filed as Exhibit 10.1 to the Issuer’s Form 10-Q filed on March 12, 2010 and incorporated herein by this reference.
10.7	June Purchase Agreement, filed as Exhibit 10.1 to the Issuer’s Form10-K filed on August 16, 2010 and incorporated herein by this reference.
10.8	November Purchase Agreement, filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on November 8, 2010 and incorporated herein by this reference.
10.9	December 2007 Purchase Agreement, filed as Exhibit 2.1 to the Issuer's Form 8-K filed on January 3, 2008 and incorporated herein by this reference.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2010

Paragon Capital LP

By:	/s/ Alan P. Donenfeld
Alan P. Donenfeld